UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: September 1, 2011

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	General Counsel

VIMPELCOM NAMES ROBERT CONWAY CHIEF OF INTERNATIONAL AFFAIRS

Amsterdam (September 1, 2011) – VimpelCom Ltd. (NYSE: VIP) is pleased to announce that Robert Conway is joining its senior management as Chief of International Affairs. Conway joins VimpelCom after serving as the long time CEO and member of the Board of GSMA, which under his leadership became the world’s preeminent mobile industry association. He will report directly to VimpelCom Chief Executive Officer Jo Lunder and will formally start on September 1, 2011.

As a corporate officer and member of the management board, Conway will help shape and drive the global strategic positioning of VimpelCom as well as communicating that positioning externally and internally.

“Rob brings great expertise and an unrivaled strategic understanding of the global telecommunications sector to his new role at VimpelCom,” said Jo Lunder. “As head of GSMA, Rob worked tirelessly to connect people, expand the availability of mobile services and develop real world solutions to the critical issues facing our industry. His unique skill set, knowledge and experience will undoubtedly play a vital role in helping VimpelCom enhance its value and relationships with the communities and countries we serve.”

According to Robert Conway: “I was drawn to VimpelCom because it is a truly unique global telecoms company covering half of the territory of the world spanning four continents, 19 countries and possessing an enviable balance of customers in both developed and developing nations. I look forward to contributing to this remarkably progressive and entrepreneurial company”.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 868 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had pro forma 186 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Elena Prokhorova
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +7(495) 725-0708 (Moscow)